

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 20, 2008

Ms. Pauline Comtois, Chief Financial Officer
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec CANADA J4B 7K1

> **Re:** **Strateco Resources Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed September 18, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2008**
> **Filed September 18, 2008**
> **Response Letter Dated September 18, 2008**
> **File No. 0-49942**

Dear Ms. Comtois:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

General

1.   Include all the signatures as required by General Instruction C to Form 10-KSB in your full amended filing.

Item 1. Business, page 4

2.   We note your response to our prior comment 6 and your disclosure that you are involved in exploration of uranium in your Matoush and Apple projects and that you are not aware of any competition between companies involved in that kind of exploration. This disclosure could be interpreted to imply that no other companies are engaged in the exploration of uranium in Canada. Please clarify your disclosure accordingly.

Item 10. Executive Compensation, page 43

Directors' Fees – In U.S. Dollars, page 48

3.   We note your response to our prior comment 19 and reissue such comment. In future filings, please provide a narrative description of standard compensation arrangements, such as disclosure regarding the standard amount that each director receives in fees for each meeting attended. See Item 402(f)(3) to Regulation S-B.

Exhibits, page 46

4.   Revise this disclosure to include or incorporate by reference a list of all the exhibits required by Regulation S-K, Item 601(a) and the related instructions to the Exhibit Table.

Engineering Comments

Mineral Resource and Mineral Reserve Estimates, page 14

5.   We have considered your response to our prior comment number 31 in our letter of July 31, 2008. Please provide this written consent to us on a supplemental basis.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information.

Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551- 3761, Kim Calder at (202) 551-3701, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director